                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                           UNIFAB INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    90467L209
                                 (CUSIP Number)

                                William A. Hines
                 Midland Fabricators and Process Systems, L.L.C.
             3636 N. Causeway, Suite 300, Metairie, Louisiana 70002
                                 (504) 837-5766

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                              Virginia Boulet, Esq.
                               Adams and Reese LLP
                              4500 One Shell Square
                          New Orleans, Louisiana 70139
                                 (504) 581-3234

                                 August 30, 2004
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

CUSIP No. 90467L209                   13D/A                    Page 2 of 6 Pages
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Midland Fabricators and Process Systems, L.L.C.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group           (a)    [X]
                                                                 (b)    [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds
      OO
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Louisiana
--------------------------------------------------------------------------------
Number of                      7.    Sole Voting Power
Shares                               10,379,404 *
Beneficially                   -------------------------------------------------
Owned by                       8.    Shared Voting Power
Each                                 0
Reporting                      -------------------------------------------------
Person                         9.    Sole Dispositive Power
With                                 10,379,404 *
                               -------------------------------------------------
                               10.   Shared Dispositive Power
                                     0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      10,379,404 *

      *Represents (i) 7,336,100 shares of common stock held by Midland, and (ii) 3,043,304 shares of common stock issuable upon conversion of the convertible debenture issued by UNIFAB in the principal amount of $10,651,564.
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      92.1% **

      **The calculation of this percentage is based on 8,226,913 shares of common stock outstanding as of August 8, 2004, as reported in the Company's Form 10-Q filed on August 16, 2004, and assumes the conversion of the convertible debenture into 3,043,304 shares of common stock.
--------------------------------------------------------------------------------
14.   Type of Reporting Person
      OO
--------------------------------------------------------------------------------

CUSIP No. 90467L209                   13D/A                    Page 3 of 6 Pages
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      William A. Hines
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group           (a)    [X]
                                                                 (b)    [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds
      AF, OO
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      United States
--------------------------------------------------------------------------------
Number of                      7.    Sole Voting Power
Shares                               1,097
Beneficially                   -------------------------------------------------
Owned by                       8.    Shared Voting Power
Each                                 10,379,404 *
Reporting                      -------------------------------------------------
Person                         9.    Sole Dispositive Power
With                                 1,097
                               -------------------------------------------------
                               10.   Shared Dispositive Power
                                     10,379,404 *
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      10,380,501 *

      *Represents (i) 7,336,100 shares of common stock held by Midland, (ii) 3,043,304 shares of common stock issuable upon conversion of the convertible debenture issued by UNIFAB in the principal amount of $10,651,564, and (iii) 1,097 shares of common stock held directly by Mr. Hines.
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      92.1%**

      **The calculation of this percentage is based on 8,226,913 shares of common stock outstanding as of August 8, 2004, as reported in the Company's Form 10-Q filed on August 16, 2004, and assumes the conversion of the convertible debenture into 3,043,304 shares of common stock.
--------------------------------------------------------------------------------
14.   Type of Reporting Person
      IN
--------------------------------------------------------------------------------

CUSIP No. 90467L209                   13D/A                    Page 4 of 6 Pages
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jeanne M. Hines McDaniel
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group           (a)    [X]
                                                                 (b)    [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds
      AF, OO
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      United States
--------------------------------------------------------------------------------
Number of                      7.    Sole Voting Power
Shares                               0
Beneficially                   -------------------------------------------------
Owned by                       8.    Shared Voting Power
Each                                 10,379,404 *
Reporting                      -------------------------------------------------
Person                         9.    Sole Dispositive Power
With                                 0
                               -------------------------------------------------
                               10.   Shared Dispositive Power
                                     10,379,404 *
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      10,379,404 *

      *Represents (i) 7,336,100 shares of common stock held by Midland, and (ii) 3,043,304 shares of common stock issuable upon conversion of the convertible debenture issued by UNIFAB in the principal amount of $10,651,564.
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [X]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      92.1%**

      **The calculation of this percentage is based on 8,226,913 shares of common stock outstanding as of August 8, 2004, as reported in the Company's Form 10-Q filed on August 16, 2004, and assumes the conversion of the convertible debenture into 3,043,304 shares of common stock.
--------------------------------------------------------------------------------
14.   Type of Reporting Person
      IN
--------------------------------------------------------------------------------

This Amendment No. 1 is being filed by each of Midland Fabricators and Process Systems, L.L.C., a Louisiana limited liability company ("Midland"), William A. Hines and Jeanne M. Hines McDaniel and amends and supplements the Schedule 13D filed by such entity and persons with the Securities and Exchange Commission on June 23, 2004. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.     SECURITY AND ISSUER

      There are no material changes to the information previously reported in
Item 1 of the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND

      There are no material changes to the information previously reported in
Item 2 of the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

      Item 3 of the Schedule 13D is hereby amended and supplemented to add the following disclosure:

      Under the terms of the $10,651,564 convertible debenture, Midland must give the Company written notice no less than thirty and no more than forty-five days prior to the date of conversion. On August 30, 2004, Midland notified the Company that it will convert $2,698,500 of the convertible debenture into 771,000 shares of the Company's common stock on September 30, 2004. The debenture is convertible into shares of the Company's common stock at $3.50 per share (the closing price of the Company's common stock on the Nasdaq National Market on March 6, 2002, the date the Company concluded negotiations on the terms of the convertible debenture, which price has been adjusted to reflect the one for ten reverse split effected by the Company on August 1, 2003). There will be no new funds expended in connection with the conversion.

ITEM 4.     PURPOSE OF TRANSACTION

      There are no material changes to the information previously reported in
Item 4 of the Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      Item 5 of the Schedule 13D is hereby amended and supplemented to add the disclosures in Items 5(a) and (c) as follows:

      (a) Midland, Mr. Hines and Ms. Hines McDaniel are the beneficial owners of approximately 92.1% of the Company's common stock. The calculation of this percentage is based on 8,226,913 shares of common stock outstanding as of August 8, 2004, as reported in the Company's Form 10-Q filed on August 16, 2004.

      Upon the conversion of $2,698,500 of the convertible debenture into 771,000 shares of the Company's common stock, Midland will own a total of 8,107,100 shares of common stock (or approximately 90.1% of the total shares of common stock outstanding, based on 8,226,913 shares of common stock outstanding as of August 8, 2004).

      (c) None of Midland, Mr. Hines or Ms. Hines McDaniel has effected any transaction in the common stock of the Company in the 60 days prior to the date of the event requiring the filing of this Amendment No. 1 set forth on the cover page hereto.

                                   Page 5 of 6

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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of the Schedule 13D is hereby amended and supplemented to add the following disclosure:

      At June 30, 2004, $7.8 million was outstanding and owed to Midland related to the informal arrangement with the Company, whereby Midland has agreed from time to time to provide financial support and funding for working capital or other needs at Midland's discretion.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      There are no changes to the exhibit list previously reported in Item 7 of the Schedule 13D.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 3, 2004                  MIDLAND FABRICATORS AND PROCESS
                                          SYSTEMS, L.L.C.

                                          By:   /s/ William A. Hines
                                                ------------------------------
                                                William A. Hines
                                                Managing Member

                                          /s/ William A. Hines
                                          ------------------------------------
                                          William A. Hines, individually

                                          /s/ Jeanne M. Hines McDaniel
                                          ------------------------------------
                                          Jeanne M. Hines McDaniel,
                                          individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)


                                       S-1